Exhibit 11

Statement re Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with ASC 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a company’s participating security holders. Our outstanding nonvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at December 31, 2015 or 2014.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the years ended December 31, 2015 and 2014, as the vesting conditions had not been satisfied. No such restricted stock units existed in 2013.

	For the twelve months ended December 31:
	2015	2014	2013
Numerator:
Net income	$46,421	53,200	$74,034
Less: distributed earnings allocated to nonvested restricted stock	(66)	(114)	-
Less: undistributed earnings allocated to nonvested restricted stock	(237)	(258)	-
Numerator for basic earnings per share	$46,118	52,828	$74,034
Effect of dilutive securities:
Add: undistributed earnings allocated to nonvested restricted stock	237	258	-
Less: undistributed earnings reallocated to nonvested restricted stock	(237)	(258)	-
Numerator for diluted earnings per share	$46,118	52,828	$74,034
Denominator:
Weighted average shares outstanding - basic	43,432,149	43,357,602	43,237,513
Effect of dilutive securities:
Stock options and other awards	13,581	34,409	39,418
Weighted average shares outstanding – diluted	43,445,730	43,392,011	43,276,931

Basic earnings per share	$1.06	1.22	$1.71
Diluted earnings per share	$1.06	1.22	$1.71

Certain options to purchase FutureFuel’s common stock were not included in the computation of diluted earnings per share for years ended December 31, 2014 and 2012 because they were anti-dilutive in the period. The weighted number of options excluded on this basis was 97,500 and 25,000, respectively. No options to purchase shares of FutureFuel’s common stock were excluded from the computation of diluted earnings per share for the year ended December 31, 2013.